INDEX ANNOUNCEMENT S&P Dow Jones Indices Announces June 2025 Quarterly Rebalance of the S&P/ASX Indices SYDNEY, JUNE 6, 2025: S&P Dow Jones Indices announced today the changes in the S&P/ASX Indices, effective prior to the open of trading on Monday, June 23, 2025, as a result of the June quarterly review. S&P/ASX 20 Index – Effective Prior to the Open on June 23, 2025 Action Code Company Addition BXB Brambles Limited Removal JHX James Hardie Industries PLC S&P/ASX 50 Index – Effective Prior to the Open on June 23, 2025 Action Code Company Addition EVN Evolution Mining Limited Removal PLS Pilbara Minerals Limited S&P/ASX 100 Index – Effective Prior to the Open on June 23, 2025 Action Code Company Addition PNI Pinnacle Investment Management Group Limited Addition PRU Perseus Mining Limited Removal PDN Paladin Energy Limited Removal VEA Viva Energy Group Limited

INDEX ANNOUNCEMENT S&P/ASX 200 Index – Effective Prior to the Open on June 23, 2025 Action Code Company Addition ASB Austal Limited Addition NCK Nick Scali Limited Removal HLS Healius Limited Removal SMR Stanmore Resources Limited S&P/ASX All Technology Index – No change. Any changes to constituent data can be viewed in the proforma files delivered to client SFTP accounts after market close today. Any changes to index shares data for capped and equal weighted indices will be made available in proforma files delivered to client SFTP accounts after market close on Friday, June 13, 2025. For more information about S&P Dow Jones Indices, please visit www.spglobal.com/spdji.

INDEX ANNOUNCEMENT ABOUT S&P DOW JONES INDICES S&P Dow Jones Indices is the largest global resource for essential index-based concepts, data and research, and home to iconic financial market indicators, such as the S&P 500® and the Dow Jones Industrial Average®. More assets are invested in products based on our indices than products based on indices from any other provider in the world. Since Charles Dow invented the first index in 1884, S&P DJI has been innovating and developing indices across the spectrum of asset classes helping to define the way investors measure and trade the markets. S&P Dow Jones Indices is a division of S&P Global (NYSE: SPGI), which provides essential intelligence for individuals, companies and governments to make decisions with confidence. For more information, visit www.spglobal.com/spdji. FOR MORE INFORMATION: S&P Dow Jones Indices index_services@spglobal.com